UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

M&T BANK CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.50 per share

(Title of Class of Securities)

55261F 10 4

(CUSIP Number)

Bryan Sheridan

Allied Irish Banks, p.l.c.

Bankcentre

Ballsbridge

Dublin, Ireland 4

Ireland
Telephone: 011-353-1-641-4646

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

March 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: ALLIED IRISH BANKS, P.L.C. (IRS IDENTIFICATION NO: 13-1774656)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 26,700,000 Shares
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 26,700,000 Shares
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,700,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%*
14.	TYPE OF REPORTING PERSON: HC

* Percentage of class calculated based on 118,680,444 shares of outstanding common stock of M&T Bank Corporation as of February 11, 2010, as reported on the Form 10-K for the year ended December 31, 2009, filed by M&T Bank Corporation with the Securities and Exchange Commission on February 19, 2010.

                        This Amendment No. 1, filed by Allied Irish Banks, p.l.c. (“AIB”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2003, with respect to the common stock, par value $0.50 per share (the “Common Stock”), of M&T Bank Corporation, a New York corporation (“M&T”).  Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.          Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 30, 2010, AIB issued a press release with respect to the Irish Financial Services Regulatory Authority’s (the “Irish Financial Regulator”) assessment of AIB’s capital requirements and certain capital actions planned by AIB in response to such assessment, including without limitation the planned disposition of the Common Stock currently beneficially owned by AIB. As described in the press release, the Irish Financial Regulator’s capital requirement is to be met by December 31, 2010. Such press release was previously furnished to the Commission on Form 6-K and is incorporated herein by reference.

AIB has not finally determined a definitive course of action through which it may effect the disposition of the Common Stock beneficially owned by AIB.  AIB intends to continue to assess its capital and other regulatory requirements and its and M&T’s respective businesses, financial condition and results of operations and prospects, as well as general economic conditions and the securities markets in general and those for the Common Stock, and other alternatives that AIB may have for addressing AIB’s capital and regulatory requirements.  Depending on such assessments, AIB may determine to dispose of all or a portion of such Common Stock through public or private sales or otherwise in order to raise capital to comply with the Irish Financial Regulator’s requirements. Notwithstanding anything contained herein, AIB specifically reserves the right to change its intention with respect to any or all such matters.

ITEM 5.          Interest in Securities of the Issuer

                        The information contained in Item 5, paragraph (a) of the Schedule 13D is hereby amended to read in its entirety as follows:

                        (a) AIB beneficially owns 26,700,000 shares of Common Stock, which represents approximately 22.5% of the outstanding Common Stock (based on approximately 118,680,444 shares of Common Stock outstanding, as reported on M&T’s Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on February 19, 2010).

ITEM 7.          Material to be Filed as Exhibits

                        Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit	Document
E	Press release dated March 30, 2010 (incorporated herein by reference to the Report on Form 6-K filed by AIB with the Commission on March 30, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2010

ALLIED IRISH BANKS, p.l.c.

By: /s/ Maeliosa O'Hogartaigh

Name: Maeliosa O'Hogartaigh

Title: Acting Chief Financial Officer

Exhibit Index

Exhibit	Document
E	Press release dated March 30, 2010 (incorporated herein by reference to the Report on Form 6-K filed by AIB with the Commission on March 30, 2010)